 Ita� Unibanco Holding S.A.

Conference Call about the 2nd Quarter of 2010 Earnings Results

Itau Unibanco Holding S.A. (BM&FBovespa: ITUB4 and ITUB3;
NYSE: ITUB and BCBA: ITUB4) is pleased to invite you
to participate in our conference calls about the 2nd quarter of
2010 earnings results, which will be released on August 3, 2010.
Conference Call in Portuguese
Conference Call in English
August 4, 2010 August 4, 2010
08:00 AM (EST) 09:00 AM (EST)
09:00 AM (Brasilia time) 10:00 AM (Brasilia time)
To take part in the conference call inform To take
part in the conference call inform
code Ita� code Ita�
(55 11) 4688-6361 Toll-free from the US:
(1-800) 860-2442
In Brazil: (55-11) 4688-6361
Other countries: (1-412) 858-4600
Presentation:
Alfredo Egydio Setubal
Investor Relations Officer
Sergio Ribeiro da Costa Werlang
Executive Vice President of Risk Control and Finance
Caio Ibrahim David
CFO
Rog�rio Calderon
Corporate Controller & head of Investor Relations
Marco Antunes
Accounting Director
Gustavo Henrique Penha Tavares
Ita� BBA Director
The live webcast will be available at www.itau-unibanco.com/ir
The conference calls will also be archived in audio formal on the same website.
To access an audio replay of the conference calls, which will be available until August 10, 2010, dial (55 11) 4688-6312.
Access codes: 47091
(call in Portuguese) and 47092 (call in English).
The slide presentation will be available for viewing and
downloading on Wednesday morning.
If you have any questions, please contact Ms. Aline Prado at
FlRB-Financial Investor Relations Brasil, at +55 11 38976857 or alinaprado@firb.com.